Exhibit 14

Consent of Yohann Bouchard
United States Securities and Exchange Commission
Ladies and Gentlemen:

I, Yohann Bouchard, Professional Engineer (P.Eng.) and a member of the Association of Professional Engineers Ontario (PEO), hereby consent to the use of, and reference to, my name, and the inclusion in the annual report on Form 40-F of New Gold Inc. of the information reviewed and approved by me that is of a scientific or technical nature contained therein for the financial year ended December 31, 2023, other than that which relates to Mineral Reserves and Mineral Resources.

Dated this 21 day of February, 2024

Yours truly,

/s/ Yohann Bouchard
Name:	Yohann Bouchard
P.Eng., member of PEO